Exhibit 8.1

February 16, 2011

Ampio Pharmaceuticals, Inc.

5445 DTC Parkway, P4

Greenwood Village, CO 80111

Re:	Agreement and Plan of Merger

Ladies and Gentlemen:

We have been engaged by Ampio Pharmaceuticals, Inc. (“Ampio”) in connection with the proposed merger of Ampio Acquisition, Inc. (“merger-subsidiary”)(a wholly owned subsidiary of Ampio) with DMI BioSciences, Inc. (“DMI”) pursuant to the terms of the Agreement and Plan of Merger (“the Plan”) dated September 3, 2010, and as amended as of December 31, 2010, and as discussed in Form S-4 filed January 7, 2011 and amendments thereto. This opinion is prepared at your request.

In connection with this opinion, we have examined the Plan and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, electronic, or photostatic copies, and the authenticity of the originals of such copies.

In rendering the opinion set forth below, we have relied upon certain written representations made by you as set forth in the representation letter received from Ampio. You have represented the following:

1.	Substantially all of the assets and liabilities of both DMI BioSciences, Inc. (“old DMI”) and the newly created wholly owned subsidiary of Ampio (referred to as “merger-subsidiary”) will become the assets and liabilities of the surviving corporation, DMI BioSciences, Inc. ( “new DMI”), following the merger.

2.	Following the merger, the former subsidiary (“merger-subsidiary”) as well as old DMI ceased their separate legal existence, and became new DMI.

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Ampio Pharmaceuticals, Inc. February 16, 2011	Page 2 of 4

3.	The merger will be pursuant to and in accordance with applicable state law requirements.

4.	Following the merger, the business enterprise of both Ampio and old DMI will continue as well as the use of a significant portion of the historic business assets of both companies.

5.	Following the merger, Ampio will remain in control (i.e. over 50% ownership) of new DMI.

6.	Only voting common stock of Ampio (except certain cash as discussed below) will be transferred to the former shareholders of old DMI as consideration in the transaction.

7.	All of the voting stock of old DMI will be acquired or cancelled in the merger transaction.

8.	There is no plan or arrangement to liquidate new DMI, or cease the conduct of its trade or business, following the merger.

9.	A business purpose exists for the merger apart from the tax considerations.

10.	The transaction, the subject of this opinion letter, is not a step or part of another overall transaction.

11.	At the date of the merger, the debt in either corporation the object of the merger, will not exceed the adjusted tax basis of its assets.

12.	Neither DMI (old or new) nor any “related person” with respect thereto within the meaning of Treasury Regulation Section 1.368-1(e)(4) has (i) purchased or will purchase any Ampio common stock with consideration other than DMI common stock (other than as required by the Merger Agreement), or has furnished cash or other property directly or indirectly in connection with redemptions of Ampio common stock or distributions by Ampio to Ampio stockholders, in connection with or in contemplation of the Merger; or (ii) except for cash paid in lieu of fractional shares of old DMI common stock pursuant to the Merger, has any plan or intention to purchase, redeem, or otherwise reacquire any of the new DMI common stock issued in connection with the Merger.

13.	New DMI has no plan or intention to make any extraordinary distribution in respect of its stock.

14.	New DMI is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

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In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and such other authorities as we have considered relevant.

Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code, and DMI as well as Merger-Subsidiary will each be a party to the reorganization within the meaning of Section 368(b) of the Code. Based upon and subject to the foregoing, we hereby confirm that the discussion contained in the Registration Statement under the caption “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES,” insofar as such discussion constitutes statements of United States federal income tax law, subject to the limitations, qualifications, assumptions and conditions set forth therein, represents our opinion as to the material United States federal income tax consequences of the Merger to United States holders of DMI common stock.

As a tax-free reorganization, the Merger will have the following federal income tax consequences for DMI stockholders and Ampio:

1.	No gain or loss will be recognized by holders of common stock in old DMI as a result of the exchange of such shares for shares of common stock of Ampio pursuant to the Merger, except that gain or loss will be recognized to the extent of cash, if any, received for shares of old DMI Common Stock, including cash received in lieu of fractional shares of old DMI Common Stock. Any cash received by a stockholder of old DMI in lieu of a fractional share will generally be treated as received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be long-term capital gain or loss (assuming the holding period for the shares of old DMI surrendered is more than one year) equal to the difference between the cash received and the portion of the stockholder’s basis in old DMI Common Stock allocable to such fractional share interest.

2.	The tax basis of the shares of Ampio Common Stock received by each stockholder of old DMI will equal the tax basis of such stockholder’s shares of old DMI Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged for shares of old DMI Common Stock in the Merger.

3.	The holding period for the shares of Ampio Common Stock received by each stockholder of old DMI will include the holding period for the shares of old DMI Common Stock of such stockholder exchanged in the Merger.

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4.	Neither old DMI nor Ampio will recognize gain or loss as a result of the Merger.

Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local, or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Merger Agreement. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted, or otherwise referred to for any other purpose without our express written consent. Notwithstanding the foregoing, we hereby consent to the filing of a copy of this opinion as an exhibit to Form S-4, and to the references to our firm name therein.

Sincerely,

/s/ StarkSchenkein, LLP
StarkSchenkein, LLP